Vaughn W. Duff, Esq.

General Counsel x2126

Via EDGAR Filing

July 23, 2007

Mr. Larry Spirgel

Assistant Director, Division of Corporate Finance

U.S. Securities and Exchange Commission

100F Street, N.E.

Washington, DC 20549

Re:

Comment Letter, dated July 12, 2007:

Think Partnership Inc. (the “Company”)

Registration Statement on Form S-3

Amendment 1 Filed June 27, 2007

File No. 333-143299

Dear Mr. Spirgel:

This letter is the Company’s response to the above-referenced SEC comment letter, dated July 12, 2007.  Each paragraph number below setting forth the Company’s response corresponds to the comment number in your letter.

General

1.

The Company believes that there is no Rule 415 primary offering/underwriter issue relating to the instant Registration Statement on Form S-3.  The Company is registering only 4,016,901 shares (the “New Shares”) which were not previously included for registration on effective registration statements.  The New Shares primarily represent 125% of the number of shares of common stock issuable upon exercise of the warrants purchased in connection with the conversion of the PIPE preferred stock (the “Conversion Warrants”).  The remaining 7,235,094 shares (the “Old Shares”) were previously registered on Form SB-2 file number 333-121761, effective July 24, 2006 (the “SB-2”).  Even on a combined basis (the Old Shares plus the New Shares), the shares covered by the instant Registration Statement represent only 16.6% of the Company’s outstanding shares of common stock.  The New Shares represent only 5.9% of the Company’s outstanding shares of common stock. The Company does not believe that a secondary offering of such a small magnitude should trigger any of the issues raised by Section D Item 29 of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.

The Company engaged in one PIPE financing on April 5, 2006 by issuing 26,500 shares of its Series A Convertible Preferred Stock and warrants to purchase 5,300,000 shares of its common stock.  In connection with the PIPE financing, the Company registered on Form S-3 file number 333-134823: (i) 13,250,000 shares of its common stock, representing the number of shares of common stock into which all of the Preferred Shares may be converted; and (ii) 6,625,000 shares of common stock, representing 125% of the number of shares of common stock issuable upon exercise of the warrants purchased in connection with the PIPE financing.  The Staff declared the S-3 registration statement effective on August 1, 2006.

Further, the July 3, 2006 sales involving the Roberti Jacobs Family Trust and T. Benjamin Jennings were not issuer transactions. These shares were previously registered on the SB-2, and, as mentioned earlier, are being re-registered under the instant registration statement only for the convenience of the Company.  Magnetar was only one of many purchasers in this non-issuer transaction and none of the Brewer entities participated.

Also, the issuance of Conversion Warrants on December 28, 2006, was solely as a conversion incentive to advantageously eliminate all of the Company’s outstanding preferred stock.  None of the warrants were in-the-money when issued and such warrants may never be exercised.  The shares underlying the Conversion Warrants are 93.4% of the new shares to be registered under the instant registration statement on Form S-3, registration number 333-143299.

The Staff viewed our integration analysis as “not entirely relevant to a determination as to whether the offerings in question should be considered primary or secondary.”  Clearly, for all the reasons previously noted, there should be no integration of these three separate transactions, including one which did not even involve the Company issuing any securities.  If the Staff does not consider integration relevant, then the Staff seems to be revisiting a PIPE financing that occurred over 16 months ago involving securities which are already under an effective registration statement or a non-issuer sale that occurred over 12 months ago also involving securities which were included in an effective registration statement.  The only other securities subject to the instant registration statement are shares of stock underlying the Conversion Warrants, which were out-out-of-the-money when issued and which may never be exercised, with some miscellaneous additions.  Again, the Company does not understand how there is any inference that a primary offering is occurring regarding shares subject to the instant registration statement.

We have reviewed Section D Item 29 of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.  Item 29 is quoted below:

29. Rule 415; Form S-3

It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller's prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 "public float" test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

The Company has already addressed for each of the three transactions (regarding which the staff apparently views them as not integrated yet continues to make inquiry) in our prior response: the recipients of sale proceeds, the circumstances, the length of time that has elapsed, the relationship of all parties to the issuer, the amount of shares involved, and whether the sellers are in the business of underwriting securities.  The Company does not believe that there are any circumstances remaining which to any extent suggest that a primary offering may be occurring for re-registering shares in a non-issuer sale already subject to an effective SB-2 or for shares underlying Conversion Warrants which may never be exercised.

We shall, of course, attempt to address the staff’s further inquiries in the responses which follow.  However, if these responses do not fully and promptly address your concerns, we respectfully request an in-person meeting with the Staff as soon as can be arranged so that we may better understand and resolve any issues.

You requested that we provide, regarding each of the Magnetar and entities affiliated with Karl Brewer, the following information.  The information is provided as of the date specified in the instant registration statement on Form S-3, registration number 333-143299.  The Company again notes its confusion regarding why it is relevant for the Staff to inquire regarding prior transactions when the Staff apparently concedes that it is irrelevant to integrate any of the prior transactions with those shares currently being registered.

•

The number of issued and outstanding shares each currently holds.  Please refer to the attached table.

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The number of shares that may be issued pursuant to convertible securities.  Please refer to the attached table.

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The number of shares that have been registered on other registration statements, specifically identifying each tranche.  Please refer to the attached table.

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The number of shares registered on prior registration statements that have been sold.  The Company has no ability to analyze or state the number of shares registered on prior registration statements that have been sold by the respective investors.  Nor can the Company track the shares subject to each registration statement on a per-registration statement basis.  Shares of the Company’s common stock are fungible.  The number of issued and outstanding shares each investor currently holds, compared to the number previously issued, discloses the net change, which may be positive or negative.  Each shareholder may have previously held shares of the Company’s stock, purchased shares on the open market, sold shares received from the Company and then purchased shares on the open market, or any combinations or permutations thereof.  Please refer to the attached table for the net difference between the ownership reported by each investor and the aggregate number of shares subject to the three registration statements being considered, in each case including the number of shares which may be issued should currently unexercised warrants ever be exercised.

As indicated on the attached table, Magnetar and the entities affiliated with Karl Brewer have acquired almost one million shares more than could have been acquired from the Company.  Only has Magnetar apparently reduced its position by 230,072 shares, only 2.55% of its maximum potential ownership.  Adding shares to ownership or selling such a small percentage of ownership over an almost 17 month period is characteristic of an investor, not an underwriter.

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The date on which and the manner in which each of these entities received the shares and/or the underlying securities registered on such prior registration statements.  Please refer to the attached table.

In your response, please address why the company agreed to register the shares sold by the Roberti Jacobs Family Trust by the three purchasers, including Magnetar, and to what extent the company was involved in Trust's decision to exercise the warrants and sell the underlying shares.  The Company had no involvement in the Trust’s decision to exercise warrants or sell shares or in negotiating the price of the shares. The parties to the transaction asked the Company to facilitate the sale by agreeing to register the shares that were being sold.  The shares were already included for registration on the SB-2 (including the shares underlying the warrants which were exercised prior to the sale by the sellers).  The Company agreed to register the shares only after confirming with the Staff reviewer of the SB-2 that substituting Mr. Jennings and the Trust with the purchasers would not delay effectiveness of the SB-2 and the purchasers were amenable to such an accommodation. As the Company had recently undergone a management transition and believed it was in the interests of its stockholders that the shares of stock associated with prior managers be owned by new investors, the Company agreed to facilitate the transaction as requested by the parties.

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A more detailed analysis of whether either Magnetar or Mr. Brewer is in the business of buying and selling securities.  As stated previously, Magnetar and each of the Brewer entities have confirmed, in their Selling Shareholders’ Questionnaires, that they are not brokers, dealers or affiliates of broker-dealers.  The Company has no knowledge or reason to believe other than that they are not brokers, dealers or affiliates of broker-dealers.  Nor does the Company have any ability, or believe that it has any obligation, to analyze whether completely unrelated third parties are engaged in a business they have certified to the Company they do not conduct or to time-line and quantity track the investors’ positions in the Company common stock.  Regarding the “business of buying and selling securities,” any investor may purchase additional securities or sell held securities based upon such factors as marketplace opportunities, the investor’s perception of risk/reward and the investor’s internal needs, priorities and investment policies.  The buying and selling of securities does not suggest that an investor is in any business, only that the investor reduced or increased its investment in a particular security, which is at its core the essence of stock investing.

Selling Shareholders, page 4

2.

The Company has revised the disclosure as requested or comments as indicated below in italics:

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As requested previously, please disclose in the footnotes to the selling stockholders table the number of shares included in each selling shareholder's beneficial ownership amount that are outstanding and the amount that the selling shareholder has the right to acquire (i.e., the number of shares issuable upon exercise of warrants and options, etc.)  The Company believes that it has adequately and accurately disclosed the number of shares that are outstanding and the number of shares that are contingent upon the exercise of warrants and options. The Company respectfully requests that the staff identify any specific shortcomings in this regard.

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As requested previously, please avoid disclosure in terms of shares that are being "excluded." In this regard, it is not necessary to disclose the number of shares that are not being offered. Instead, simply provide disclosure about the nature and number of the shares that are being offered (e.g., the number of shares being offered that are outstanding, issuable upon exercise of warrants, etc.).  Any reference to shares excluded occurs in only six footnotes.  Footnotes 18, 19, 21 and 31 will be revised as requested.  In Footnotes 2 and 3, shares are excluded from the totals for “Ownership prior to offering” and “Ownership after offering” because the so-called Blocker prevents Magnetar from owning more than the number of shares indicated, thereby preventing Magnetar from exercising the specified warrants to the extent indicated.  The number of shares which would be owned but for the Blocker is disclosed.  The Company believes that including the excluded shares in the selling stockholders table would inflate the share ownership to greater than any amount which Magnetar can legally acquire based on ownership as of the date of the instant registration statement.  Similar language was approved by the Staff prior to the effectiveness of the SB-2 after lengthy consideration.  We respectfully request that the Staff approve Footnotes 2 and 3 as currently drafted, with the additional language noted below.

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Please continue to review your footnote disclosure to ensure that the numbers are consistent and/or add up. For example, you state that the shares beneficially held by Calhoun & Co FFC City of Dearborn Policemen and Firemen Revised Retirement Systems ("Calhoun Policemen and Firemen") amount to 63,000 and that you are offering 9,922 under the instant Registration Statement (333-143299), to leave 53,078 shares remaining after the present offering. However, you disclose in footnote 5 that Calhoun Policemen and Firemen are offering 63,000 shares pursuant to Registration Statement 333-134823. As a result, we do not understand how Calhoun Policemen and Firemen beneficially owns only 63,000 shares.  A spreadsheet error was discovered which altered the shares beneficially held for 7 selling shareholders.  The footnote disclosure will be corrected on Amendment No. 2.

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Please clarify in footnotes 2 and 3 to the selling shareholder table that you have not included shares underlying particular warrants in Magnetar Capital Master Fund's beneficial ownership amounts due to the beneficial ownership limitations contained in the warrant agreements (i.e., what you refer to as blocker provisions). Clarify that these beneficial ownership limitations do not prevent Magnetar from ultimately exercising and selling the full amount issuable upon exercise of the warrants. In this regard, state that, even though Magnetar may not receive more than 4.90% or 4.99% of the then-outstanding common stock, this restriction does not prevent Magnetar from selling some of its holdings and then receiving additional shares. In this way, Magnetar could sell more than these limits while never holding more than those limits. In addition, disclose that Magnetar is currently offering all 9,019,573 shares that it beneficially owns and could obtain upon exercise of warrants through the offer of 5,499,645 shares on this registration statement and the concurrent offer of 3,519,928 shares on a prior registration statement on Form S-3 (file number 333-134823). The following additional language has been added to the footnotes:  Even though the Magnetar Master Fund is currently prevented from increasing its beneficial ownership to greater than 4.90% or 4.99% of the then-outstanding shares of common stock of the Company, the Blocker restriction does not prevent Magnetar from selling all or a portion of its holdings such that its Common Stock holdings would be less than the Blocker threshold.  Magnetar could then purchase additional shares by exercise of some or all of its warrants. In this manner, Magnetar could conceivably sell more than the number of shares it could sell but for the Blocker, without ever exceeding the maximum limits imposed by the Blocker. Notwithstanding the Blocker, all of the shares which Magnetar could own if the Blocker were not applicable are currently being, or have been, registered for sale.  Of the 9,019,573 shares that Magnetar beneficially owns and could acquire upon the exercise of warrants, 4,200,000 shares of Common Stock are offered under a registration statement on Form SB-2, registration no. 333-121761 effective July 24, 2006 and being reregistered on the instant registration statement; 3,750,000 shares of Common Stock are offered under a registration statement on Form S-3, registration no. 333-134823 effective August 1, 2006; and 1,299,645 shares of Common Stock are offered under the instant registration statement. This total of 9,249,645 being offered on all registrations is in excess of the 9,019,573 shares beneficially owned as of the date of the filing of the instant registration because Magnetar has apparently sold the net difference.  Since shares of Common Stock are fungible, the Company is unable to note whether the shares so sold were subject to any particular registration statement.

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Please explain why, in footnotes 18, 19 and 21, you refer to options awarded to Messrs. Brown, Geras and Mellon on dates in 2007 that have not occurred yet.  The typo 2007 will be corrected to 2006, noting that the options do not begin to vest until 2007.

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In your response to prior comment 5, you state that Jody Brown is carrying forward 41,431 shares from registration statement number 333-121761 and Patrick Walsh is carrying forward 225,000 shares from registration statement number 333-121761. We are unable to locate Ms. Brown in the selling shareholder table of registration statement number 333-121761 at the time of effectiveness. We also note that Mr. Walsh was disclosed as offering 200,000 shares in registration statement number 333-121761. Please explain these apparent discrepancies.  Mr. Brown’s shares represent new shares being registered.  Of Mr. Walsh’s 225,000, 200,000 shares are carried forward while 25,000 shares are registered under the Company’s registration statement on Form S-8, number 333-137666, effective September 29, 2006. These corrections will be made on Amendment No. 2.

Please revise the table and footnote disclosure to reconcile these and other similar discrepancies.  The table and footnote disclosure has been revised as indicated.

Along with your response, you may wish to consider providing a timeline of holdings for each selling shareholder in order to clarify matters to us and reconcile the disclosure contained in your next amendment.  The Company believes that attempting to provide a timeline is unnecessarily burdensome and beyond the Company’s ability to provide.

3.

Please fix the formatting error for the footnotes currently contained on page 8, as the single column does not allow a reader to differentiate between individual entries.  This formatting error will be corrected by the Company’s EDGAR printer with the next submission.

Exhibits

4.

We note that you furnished on EDGAR a blacklined version of exhibit 10.1, "Conversion of Series A Convertible Preferred Stock." Please explain why you provided a blacklined version and what the blacklined information represents (e.g., that the agreement was amended, etc.).  The Company has examined exhibit 10.1 and does not see a blacklined version.  The Company provided the form of each version of the letter agreements, with merge codes indicating the information that would be present in the indicated position.  The Index to Exhibits identifies exhibit 10.1 as a “Form of letter agreement.”

5.

We reissue comment six from our letter of June 21, 2007. Please file or incorporate by reference as exhibits the material agreements between the company and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transactions behind the shares being registered. If you choose to file an agreement as an exhibit through incorporation by reference, the appropriate method to do so is to list the agreement in the exhibit index and disclose from what document you are incorporating the exhibit by reference. Additionally, we note that Exhibits A and B to the Letter Agreements are not filed. Please file the entire agreement.  The Company has revisited the exhibits and made additions as indicated on Amendment No. 2.

We believe that this response addresses the matters raised in the comment letter dated July 12, 2007.  To facilitate your review, this letter and a marked copy of the proposed Pre-Effective Amendment No. 2 have been separately sent to you.

Due to changes and corrections to the registration statement, the total number of shares being registered has changed along with the number of new shares being registered.  The net change in the registration fee is a small credit due to the Company.

Thank you for your attention to the matters contained in this letter.  If you have any additional questions or comments, please do not hesitate to contact me.

Sincerely,

s/VAUGHN W. DUFF
Vaughn W. Duff
General Counsel

Encl. Schedule of Net Change

THINK PARTNERSHIP INC.

FORM S-3 Registration No. 333-143299

SCHEDULE OF NET CHANGE IN SHARES ACQUIRED BY CERTAIN SELLING STOCKHOLDERS

	Reg. S-3 333-134823	Reg. SB-2 333-121761 to New S-3	Reg. S-3 333-134823	New S-3	New S-3	New S-3

Selling Shareholder	No. PIPE Shares Upon Conv. S-3 Registered	No. Shares Purchased 7/3/06 from Jacobs etc. on SB-2	125% of PIPE Warrant Shares	125% of $3.05 Conversion Warrant Shares	125% of $4.00 Conversion Warrant Shares	Total Conversion Warrant Shares for New S-3	Total Shares Acquired from Issuer or 7/3/06 Third Party Sale	TOTAL OWNERSHIP (from Questionnaires; no Blocker)	Difference between No. Shares Acquired and Current Ownership
Magnetar Capital Master Fund, Ltd.(F)(G)(1)(2)(3)	2,500,000	4,200,000	1,250,000	866,430	433,215	1,299,645	9,249,645	9,019,573	(230,072)
Mac & Co(G)(4)	161,000		80,500	25,350	12,675	38,025	279,525	330,675	51,150
Calhoun & Co FFC City of Dearborn Policemen and Firemen Revised Retirement Systems(G)(5)	42,000		21,000	6,614	3,308	9,922	72,922	77,722	4,800
Calhoun & Co FFC City of Dearborn General Employees Retirement Systems(G)(6)	26,500		13,250	4,173	2,086	6,259	46,009	49,029	3,020
William Blair Small Cap Growth Fund(G)(7)	3,560,000		1,780,000	560,511	280,256	840,767	6,180,767	7,320,137	1,139,370
Booth & Co FFC Hartmarx Retirement Income Trust(G)(8)	54,000		27,000	8,503	4,251	12,754	93,754	100,544	6,790
Booth & Co FFC Rush University Medical Center Endowment Account(G)(9)	71,000		35,500	11,179	5,590	16,769	123,269	132,179	8,910
Booth & Co FFC Rush University Medical Center Pension and Retirement(G)(10)	85,500		42,750	13,463	6,731	20,194	148,444	159,174	10,730
TOTAL	6,500,000	4,200,000	3,250,000	1,496,223	748,112	2,244,335	16,194,335	17,189,033	994,698